April 4, 2025
Via EDGAR Submission

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549
Attn: Megan Masterson and Christine Dietz
Re: Unisys Corporation
Form 10-K for the fiscal year ended December 31, 2024
Filed February 21, 2025
File No. 001-08729
Ladies and Gentlemen:
On behalf of Unisys Corporation (the “Company”), set forth below are the responses to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission’s (the “Commission”) Division of Corporation Finance by letter dated March 17, 2025, with respect to the Form 10-K for the fiscal year ended December 31, 2024, filed with the Commission on February 21, 2025 (the “Form 10-K”), File No. 001-08729.
For your convenience, our responses are prefaced by the exact text of the Staff’s comments in italicized text.

Form 10-K for the fiscal year ended December 31, 2024
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30.
Comment
1.We note that you disclose various sales metrics including total contract value (TCV), TCV ex-L&S new business and renewals and TCV L&S in your Form 8-K earnings releases and investor presentations. Please tell us what consideration was given to disclosing these measures in your MD&A or tell us what measures management uses to monitor your ability to retain and grow existing customers across your business and include a quantified discussion of such measures. Refer to SEC Release No. 33-10751.
Company Response:
The Company acknowledges the Staff’s Comment and advises the Staff that the Company does not consider Total Contract Value (“TCV”) to be a key operating metric that is necessary for an understanding or evaluation of the Company’s results of operations, financial condition and changes in financial condition under the requirements of Item 303(a) of Regulation S-K. The

Company includes TCV in its earnings releases and investor presentations because it believes TCV does provide a useful leading indicator for investors to inform them of the Company’s ability to generate future revenue. The Company acknowledges, however, that TCV has limitations as it does not take into consideration revenue recognition standards or other factors such as early contract termination and it is not directly representative of the revenue generated during the applicable reporting period.
The Company’s key performance metrics include revenue, gross profit, gross profit margin and operating income (loss), which are reported within the Company’s Form 10-K for the fiscal year ended December 31, 2024 (“2024 Form 10-K”). The Company believes these metrics are the most meaningful measures to assess the Company’s performance and are the key metrics that management uses to manage the Company.
The Company considers revenue to be the primary metric to monitor its ability to retain and grow existing customers. The Company monitors revenue on a consolidated basis and through the performance of its reportable segments.
In future earnings releases and investor presentations, the Company will update its TCV definition to further highlight its inherent limitations as follows:
“Total Contract Value (“TCV”) represents the estimated revenue related to contracts signed in the period without regard for early termination or revenue recognition rules. The Company believes that actual revenue reflects the most relevant measure necessary to understand the Company’s results of operations, but TCV can be a useful leading indicator of the Company’s ability to generate future revenue over time subject to certain inherent limitations. For example, measuring TCV involves the use of estimates and judgments and the extent and timing of conversion of TCV to revenue may be impacted by, among other factors, the types of services and solutions sold, contract duration, the pace of client spending, actual volumes of services delivered as compared to the volumes anticipated at the time of sale, and contract modifications, including terminations, over the lifetime of a contract. Therefore, investors are cautioned that TCV should not be relied upon as a substitute for, or considered in isolation from, measures in accordance with Generally Accepted Accounting Principles.”
Comment
2.We note that you disclose and discuss extensively L&S and ex-L&S revenue and gross profit in your earnings releases, calls and investor presentations which would appear to indicate that management believes that this is useful information to an investor and that it provides insight into management’s perspective on the company’s business performance. Please tell us what consideration was given to disclosing this information in your results of operations section of your MD&A. Refer to Item 303(a) of Regulation S-K. As part of your response, please explain to us the products and types of revenues included in L&S.
Company Response:
The Company acknowledges the Staff’s Comment. Revenue from license and support (“L&S”) represents software license and related support services, primarily ClearPath Forward®, within the Company's Enterprise Computing Solutions (“ECS”) segment.
The excluding license and support (“Ex-L&S”) revenue and gross profit measures exclude the revenue and gross profit margin associated with software license and related support services within the Company’s ECS segment.

The Company provides L&S and Ex-L&S measures to allow investors to isolate in some instances the impact of software license renewals, which tend to be significant and impactful based on renewal timing, and related support services in order to evaluate the Company’s business outside of these areas.
In future filings, the Company will explain changes in consolidated revenue and gross margin and, as applicable, changes in revenue and gross profit from L&S and Ex-L&S in the MD&A. The Company will provide a reconciliation of these non-GAAP financial measures to the most directly comparable financial measures calculated and reported in accordance with GAAP. An example based on the 2024 Form 10-K of the Non-GAAP reconciliations the Company expects to provide in the MD&A in the future is set forth below:
Non-GAAP Financial Measures
The Company’s Non-GAAP financial measures included within our disclosures are Ex-L&S and L&S revenue, gross profit and gross profit margin. L&S represents software license and related support revenue within the Company's ECS segment and Ex-L&S excludes revenue, gross profit and gross profit margin in connection with software license and related support revenue within the Company’s ECS segment.
These Non-GAAP financial measures are often provided and utilized by the Company’s management, analysts, and investors to isolate in some instances the impact of software license renewals, which tend to be significant and impactful based on the renewal timing, and related support services in order to evaluate the Company’s business outside of these areas. These measures are provided in addition to and not as substitutes for, or considered in isolation from, measures calculated in accordance with GAAP. Other companies may calculate and define similarly labeled items differently, which may limit the usefulness of these measures for comparative purposes.
The following table represents a reconciliation of these Non-GAAP financial measures to the most directly comparable financial measures calculated and reported in accordance with GAAP:

(In millions, except numbers presented as percentages)	FY24
Revenue	$2,008.4
L&S revenue	431.5
Ex L&S revenue	$1,576.9

Gross profit	$585.9
L&S gross profit	308.3
Ex-L&S gross profit	$277.6

Gross profit percent	29.2%
L&S gross profit percent	71.4%
Ex-L&S gross profit percent	17.6%

If the Staff has further questions on this letter, please do not hesitate to call me at (215) 274-1816.

Respectfully Submitted,

/s/ Debra McCann
Debra McCann
Executive Vice President and Chief Financial Officer
Unisys Corporation

cc: Kristen Prohl
Senior Vice President, General Counsel
Secretary and Chief Administration Officer